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                                                                   EXHIBIT 8.1.1


                                  May 8, 1998

Apartment Investment and Management Company
1873 South Bellaire Street, Suite 1700
Denver, CO 80222

     Re:  STATUS OF AMBASSADOR APARTMENTS, INC. AS A REIT

Ladies and Gentlemen:

     Our opinion has been requested pursuant to Section 8.2(f) of that certain Agreement and Plan of Merger dated as of December 23, 1997, and supplemented by a letter dated March 11, 1998, by and between Apartment Investment and Management Company, a Maryland corporation ("AIMCO"), and Ambassador Apartments, Inc., a Maryland corporation ("Ambassador"), regarding the status of Ambassador as a real estate investment trust ("REIT") under the Internal Revenue Code of 1986, as amended ("Code"). Unless otherwise specifically defined herein, all capitalized terms have the meanings assigned to them in the Merger Agreement.

     We have acted as counsel to Ambassador in connection with the merger. We have reviewed the Articles of Incorporation of Ambassador and such other documentation and information provided to us by Ambassador and others as is relevant to the matter on which we are opining. In addition, there have been provided to us certificates and representations of Ambassador and of Ernst & Young LLP, independent public accountants of Ambassador, relating to various factual matters. We have made no independent investigation as to the facts set forth in any of the foregoing. Nothing has come to our attention, however, that would indicate in any material respect that such facts as so set forth are not accurate or complete or do not include all material facts relevant to our opinion.

     Our opinion is based on the Code and the regulations thereunder, and on the interpretations thereof by the courts and the Internal Revenue Service, all as they exist on the date of this letter. These authorities are subject to change, including changes with retroactive effect. No assurance can be given as to whether, when, in what forms, or with what effective dates the tax laws (or the interpretations thereof) may be changed.
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Apartment Investment & Management Company
May 8, 1998
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         Based on and subject to the foregoing, it is our opinion that, for its taxable year ended December 31, 1994, and all subsequent taxable years ending on or before the Effective Time (including the short taxable year ending in connection with the Merger), Ambassador was organized and has operated in conformity with the requirements for qualification as a REIT under the Code.

         Other than as expressly stated above, we express no tax or other legal opinion as to any matter. This opinion is intended for the exclusive use of the person to whom it is addressed, and it may not be used, circulated, quoted or relied on for any other purpose without our prior, written consent.

                                       Very truly yours,



                                       ALTHEIMER & GRAY